**Exhibit 23.7**

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Pzena Investment Management, Inc. of our report, which includes an explanatory paragraph relating to the liquidation of Pzena Investment Management Select Fund, L.P., dated March 26, 2007 with respect to our audit of the financial statements of Pzena Investment Management Select Fund, L.P. as of December 31, 2006 and for the year then ended, which report is included in Pzena Investment Management, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007. We also consent to the reference to our Firm under the caption "Experts."

/s/ J. H. Cohn LLP
Roseland, New Jersey
November 13, 2008